Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 1, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Registrant: Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
SEC Accession No. 0000894189-09-002230

Ladies and Gentlemen:

This correspondence is being submitted to explain a filing error that occurred on July 29, 2009, which resulted in an inconsistent sequencing of the Investment Company Act of 1940, as amended (the “1940 Act”), Amendment Number in the above-referenced filing for the Trust.

The Form Cover currently lists the 1940 Act Amendment Number as 289.  The correct 1940 Act Amendment Number for this filing is 290.  Subsequent filings for the Trust are sequentially correct.  Please make a post-effective correction to this filing to correct the 1940 Act Amendment Number to 290.

If you have any questions regarding the above, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
for U.S. BANCORP FUND SERVICES, LLC